Exhibit 12.1

Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(Dollars in thousands, unaudited)

	For the year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax income	$191,895	$160,735	$132,094	$80,904	$54,851
Add:
Fixed charges	97,233	84,395	78,429	79,342	81,370
Less:
Capitalized interest	(805)	(689)	(635)	(131)	(233)
Total Earnings	$288,323	$244,441	$209,888	$160,115	$135,988
Fixed Charges:
Interest expense	$80,639	$69,261	$61,409	$61,327	$61,420
Estimated interest within rent expense	15,789	14,445	16,385	17,884	19,717
Capitalized interest	805	689	635	131	233
Total Fixed Charges	$97,233	$84,395	$78,429	$79,342	$81,370
Ratio of Earnings to Fixed Charges	3.0	2.9	2.7	2.0	1.7